

Mail Stop 4720

February 26, 2016

Pankaj Mohan, Ph.D.
President and Chief Executive Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

> **Re:** **Oncobiologics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2016**
> **File No. 333-209011**

Dear Dr. Mohan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Intellectual Property, page 93

1.   You state that you own two PCT patent applications directed to certain formulations and methods of purification as well as six provisional patent applications directed to a number of methods and formulations. Similarly, on page 36, you state that you have filed two patent applications directed to your formulations and processes for your product candidates and others directed to aspects of your downstream manufacturing processes for various biosimilars, including ONS-3010. On page 93, you provide an expected expiration date of 2034 for one PCT application and an expected expiration date of 2036 for a U.S. provisional patent application relating to methods of purification. Please revise your disclosure to clarify the expected expiration dates of patents potentially issuing from the eight patent applications you describe.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-4407 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Amy Reischauer at (202) 551-3793, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Amy Reischauer for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Yvan-Claude Pierre, Cooley LLP